UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number 001-35466

GasLog Ltd.

(Translation of registrant’s name into English)

c/o GasLog Monaco S.A.M.

Gildo Pastor Center

7 Rue du Gabian

MC 98000, Monaco

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

The press release issued by GasLog Ltd. on August 4, 2016 relating to its results for the second quarter of 2016 and the related financial report are attached hereto as Exhibits 99.1 and 99.2, respectively.

INCORPORATION BY REFERENCE

Exhibit 99.2 and 99.3 to this Report on Form 6-K shall be incorporated by reference into our registration statements on Form F-3 (File Nos. 333-188817, 333-194894 and 333-210169), initially filed with the Securities and Exchange Commission (the “SEC”) on May 24, 2013, March 28, 2014 and March 14, 2016, respectively, as amended, and the registration statement on Form S-8 (File No. 333-187020), filed with the SEC on March 4, 2013, in each case to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated August 4, 2016

99.2	Financial Report for the Three and Six Months Ended June 30, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Unaudited Condensed Consolidated Financial Statements

99.3	Facilities Agreement dated July 19, 2016, relating to $1,050,000,000 Term Loan and Revolving Credit Facilities among GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-nine Ltd., GAS-ten Ltd. and GAS-fifteen Ltd. as borrowers, Citigroup Global Market Limited, Credit Suisse AG, Nordea Bank AB, London Branch, Skandinaviska Enskilda Banken AB (publ), HSBC Bank plc, ING Bank N.V., London Branch, Danmarks Skibskredit A/S and the Korea Development Bank as mandated lead arrangers and DVB Bank America N.V. as arranger with Nordea Bank AB, London Branch as agent and security agent.*

____________

*	Confidential material has been redacted and complete exhibits have been separately filed with the SEC.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2016

GASLOG LTD.,

	by	/s/ Paul Wogan
		Name:	Paul Wogan
		Title:	Chief Executive Officer
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